Exhibit 1

For Immediate Release

Pointer Telocation Reports Results for

the Full Year and the Fourth Quarter of 2017

Financial Highlights of 2017

•	Revenues of $78.2 million, up 21% year-over-year;

•	Recurring service revenues of $52.0 million, up 25% year-over-year;

•	Net income from continuing operations of $16.5 million, which includes $9.2 million of income resulting from the realization of a deferred tax asset;

•	Non-GAAP net income from continuing operations of $9.4 million, an increase of 47% year-over-year;

•	EBITDA from continuing operations of $13.2 million, up 50% year-over-year;

•	Total subscribers reached 258,000, an increase of 16% year-over-year;

Financial Highlights of the Quarter

•	Revenues of $18.9 million, up 8% year-over-year;

•	Recurring service revenues of $13.4 million, up 16% year-over-year;

•	Net income of $11.1 million: which includes the above-mentioned realization of a deferred tax asset;

•	Non-GAAP net income of $2.2 million, an increase of 26% year-over-year;

•	EBITDA of $3.1 million, up 40% year-over-year;

Rosh HaAyin, Israel, February 27th, 2018. Pointer Telocation Ltd. (Nasdaq CM: PNTR; Tel-Aviv Stock Exchange: PNTR) - a leading provider of telematic services and technology solutions for Fleet Management, Mobile Asset Management and Internet of Vehicles, announced its financial results for the three months period and fiscal year ended December 31, 2017.1

1 On June 8, 2016 Pointer spun off its Israeli subsidiary, Shagrir Group Vehicle Services Ltd., through which Pointer carried out its road side assistance (RSA) activities and listed Shagrir's shares for trade on the Tel Aviv Stock Exchange. The results of Shagrir until that date are included in Pointer's results as discontinued operation.

1

Management Comment

David Mahlab, Pointer's Chief Executive Officer, commented: "We are very proud with our Q4 and full year 2017 results, built on our ability to execute our strategy successfully.  To reiterate, our overall strategic goals are to (i) continue to develop cutting edge technologies to provide actionable business intelligence with strong ROI to our Fleet Management, Mobile Asset Management and Internet of Vehicles customers, (ii) pursue selective M&A opportunities to expand our market share and capabilities, and (iii) continue to grow revenues organically while improving our profitability margins. Our record full year financial results reflect successful execution on this strategy, and demonstrate strong revenue growth and profitability, improved margins and cash generation.

"The integration of Cielo in Brazil progresses according to plan and we look forward to the increasing its contribution to our results in 2018. We have also successfully completed the integration of our recent acquisition in South Africa and are already starting to enjoy the synergies from this acquisition.  Our investments in technology as well as in sales and marketing are enabling us to maintain our growth and momentum in the market."

Mr. Mahlab continued, "During 2017, our technology was instrumental in winning new customers, increasing our revenues from recurring services and broadening our customer base for fleet management solutions and mobile asset tracking.

"During the year, we announced several wins, including two for connected car projects, one with Nissan India and the other with Peugeot-Citroen's importer in Israel, Lubinski. The successful integration of Cielo's technology enabled us to win an important contract in Brazil, with Fibria. Our mobile asset management technology, Cellocator's Nano CelloTrack, lead to a key win in North America.  Earlier in the year, we announced that Femsa chose our most advanced fleet management solution which was successfully implemented during 2017. Looking ahead, we are confident of our ability to continue growing our business successfully for the foreseeable future."

Financial Summary for the Full Year of 2017

Revenues for 2017 were $78.2 million compared to $64.4 million in 2016, an increase of 21%.

2

Revenues from recurring services were $52.0 million (66% of revenues) compared to $41.6 million (65% of revenues) in 2016, an increase of 25%.

Gross profit was $40.2 million (51.4% of revenues) in 2017, an increase of 26% compared to $31.8 million (49.4% of revenues) in 2016.

GAAP operating income was $10.3 million compared with $6.2 million in 2016.

Non-GAAP operating income was $11.4 million (15% of revenues), an increase of 49% compared to $7.7 million (11.9% of revenues) in 2016.

GAAP net income from continuing operations was $16.5 million compared with a net income of $3.3 million in 2016. This amount includes the one-time realization of a deferred tax asset of $9.2 million, which was recorded following management determination that it is more likely than not that the deferred tax assets will be realized in future periods.

Non-GAAP net income from continuing operations was $9.4 million (12% of revenues), an increase of 46%, compared with $6.5 million (10.1% of revenues) in 2016.

Fully diluted earnings per share based on GAAP net income from continuing operations in 2017 was $2.03 per share, compared to $0.42 per share in 2016.

Fully diluted earnings per share based on non GAAP net income from continuing operations in 2017 was $1.16 per share, compared to $0.82 per share in 2016.

EBITDA from continuing operations in 2017 was $13.2 million (16.9% of revenues), an increase of 50%, compared with $8.8 million (13.7% of revenues) in 2016.

Operating cash flow for 2017 was $9.7 million. Cash and cash equivalents at year-end totaled $7.4 million and total debt was $10.1 million.

Financial summary for the fourth quarter of 2017

Revenues for the fourth quarter of 2017 increased 8% to $18.9 million as compared to $17.4 million in the fourth quarter of 2016.

Revenues from products in the fourth quarter of 2017 decreased 6% to $5.5 million (29% of revenues) compared to $5.8 million (34 % of revenues) in the comparable period of 2016.

Revenues from recurring services in the fourth quarter of 2017 increased 16% to $13.4 million (71% of revenues) compared to $11.6 million (66% of revenues), in the comparable period of 2016. The growth in service revenue was primarily due to the growth in the subscriber base which grew by 36,000 subscribers since December 31, 2016 and 9,000 subscribers since September 30, 2017.

3

Gross profit was $10.0 million (53.0% of revenues) compared to $8.9 million (50.9% of revenues) in the fourth quarter of 2016.

Operating income on a GAAP basis was $2.3 million (12.3% of revenues), an increase of 43%, compared with $1.6 million (9.3% of revenues) in the fourth quarter of 2016.

Non-GAAP operating income was $2.7 million (14.2% of revenues), an increase of 15% compared to $2.3 million (13.3% of revenues) in the fourth quarter of 2016.

GAAP net income was $11.1 million (59% of revenues), compared to $0.5 million (2.9% of revenues) million reported in the fourth quarter of 2016. That includes the one-time realization in the current quarter of a tax asset of $9.2 million, as mentioned above.

Non-GAAP net income was $2.2 million (11.8% of revenues), an increase of 26%, compared with $1.8 million (10.1% of revenues) in the fourth quarter of 2016.

Fully diluted earnings per share based on a GAAP basis in the fourth quarter was $1.35 per share, compared to $0.06 per share in the fourth quarter of 2016.

Fully diluted earnings per share based on a non GAAP basis in the fourth quarter was $0.27 per share, compared to $0.22 per share in the fourth quarter of 2016.

EBITDA was $3.1 million (16.4% of revenues), an increase of 40% compared with $2.2 million (12.6% of revenues) in the fourth quarter of 2016.

Operating cash flow in the quarter was $3.7 million.

Conference Call Information Pointer Telocation's management will host a conference call today, at 7:00am Pacific Time, 10:00 Eastern Time, 17:00 Israel time. On the call, management will review and discuss the results. To listen to the call, please dial in to one of the following teleconferencing numbers. Please begin placing your call a few minutes before the conference call commences.

Dial in numbers are as follows:

From the USA +1-888-281-1167; From Israel 03-918-0685; From the UK 0-800-917-5108

A replay will be available a few hours following the call on the company’s website.

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Reconciliation between results on a GAAP and Non-GAAP basis

Reconciliation between results on a GAAP and Non-GAAP basis is provided in a table immediately following the Condensed Interim Consolidated Statements of Cash Flows.

Pointer uses EBITDA and Non-GAAP operating income and net income as Non-GAAP financial performance measurements.

Pointer calculates EBITDA by adding back to net income financial expenses, taxes and depreciation and amortization of intangible assets.

Pointer calculates Non-GAAP operating income by adding back to operating income the effects of non-cash stock based compensation expenses, amortization of long lived assets, other expenses of retirement costs and losses and acquisition related one-time costs.

Pointer calculates Non-GAAP net income by adding back to net income the effects of non-cash stock based compensation expenses, amortization of long lived assets, non-cash tax expenses, other expenses of retirement costs, spin-off related expenses and losses and acquisition related one-time costs.

The purpose of such adjustments is to give an indication of the Company’s performance exclusive of Non-GAAP charges that are considered by management to be outside of the Company’s core operating results.

EBITDA and non-GAAP operating and net income are provided to investors to complement results provided in accordance with GAAP, as management believes the measure helps illustrate underlying operating trends in the Company’s business and uses the measure to establish internal budgets and goals, manage the business and evaluate performance. Management believes that these non-GAAP measures help investors to understand the Company’s current and future operating cash flow and performance, especially as the Company’s acquisitions have resulted in amortization and non-cash items that have had a material impact on the Company’s GAAP profits. EBITDA and non GAAP operating and net income should not be considered in isolation or as a substitute for comparable measures calculated and should be read in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies.

About Pointer Telocation

For over 20 years, Pointer has rewritten the rules for the Mobile Resource Management (MRM) market and is a pioneer in the Connected Car segment. Pointer has in-depth knowledge of the needs of this market and has developed a full suite of tools, technology and services to respond to them. The vehicles of the future will be intimately networked with the outside world, enhancing and optimizing the in-car experience.

Pointer’s innovative and reliable cloud-based software-as-a-service (SAAS) platform extracts and captures an organization’s critical mobility data points – from office, drivers, routes, points-of-interest, logistic-network, vehicles, trailers, containers and cargo. The SAAS platform analyzes the raw data converting it into valuable information for Pointer's customers providing them with actionable insights and thus enabling the customers to improve their bottom line and increase their profitably.

For more information, please visit http://www.pointer.com

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of the Company. The words "believe," "expect," "anticipate," "intend," "seems," "plan," "aim," "should" and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in the markets in which the Company operates and in general economic and business conditions, loss or gain of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this press release. Various risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time. The Company does not assume any obligation to update these forward-looking statements.

Contacts:

Yaniv Dorani, CFO

Tel.: +972-3-5723111

E-mail: yanivd@pointer.com

Gavriel Frohwein/Ehud Helft, GK Investor Relations

Tel: +1-646-688-3559

E-mail: pointer@gkir.com

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POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31, 2017	December 31, 2016

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	7,375	6,066
Trade receivables	13,660	11,464
Other accounts receivable and prepaid expenses	2,865	2,504
Inventories	6,551	5,242

Total current assets	30,451	25,276

LONG-TERM ASSETS:
Long-term loan to related party	973	831
Long-term accounts receivable	1,116	564
Severance pay fund	3,546	2,878
Property and equipment, net	5,848	5,614
Other intangible assets, net	1,935	2,178
Goodwill	41,010	38,107
Deferred tax asset	9,585	1,433

Total long-term assets	64,013	51,605

Total assets	94,464	76,881

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POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,	December 31,
	2017	2016

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit and current maturities of long-term loans	5,101	4,836
Trade payables	5,927	7,116
Deferred revenues and customer advances	891	1,037
Other accounts payable and accrued expenses	9,280	6,839

Total current liabilities	21,199	19,828

LONG-TERM LIABILITIES:
Long-term loans from banks	5,015	10,182
Deferred taxes and other long-term liabilities	838	976
Accrued severance pay	3,996	3,206

Total long term liabilities	9,849	14,364

COMMITMENTS AND CONTINGENT LIABILITIES

EQUITY:
Pointer Telocation Ltd's shareholders' equity:
Share capital	5,995	5,837
Additional paid-in capital	129,076	128,438
Accumulated other comprehensive income	(2,340)	(5,633)
Accumulated deficit	(69,597)	(86,115)

Total Pointer Telocation Ltd's shareholders' equity	63,134	42,527

Non-controlling interest	282	162

Total equity	63,416	42,689

Total liabilities and equity	94,464	76,881

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POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands

	Year ended December 31,		Three months ended December 31,
	2017	2016	2017	2016
Revenues:
Products	26,182	22,784	5,457	5,836
Services	51,973	41,569	13,394	11,562

Total revenues	78,155	64,353	18,851	17,398

Cost of revenues:
Products	16,073	13,904	3,242	3,425
Services	21,914	18,672	5,620	5,109

Total cost of revenues	37,987	32,576	8,862	8,534

Gross profit	40,168	31,777	9,989	8,864

Operating expenses:
Research and development	4,051	3,669	1,027	975
Selling and marketing	14,038	11,774	3,678	3,060
General and administrative	11,275	9,004	2,812	2,626
Amortization of intangible assets	463	473	124	173
One-time acquisition related costs	32	609	32	409

Total operating expenses	29,859	25,529	7,673	7,243

Operating income	10,309	6,248	2,316	1,621
Financial expenses, net	1,004	1,046	296	422
Other expenses	5	9	12	4

Income before taxes on income	9,300	5,193	2,008	1,195
Tax expenses (income)	(7,221)	1,845	(9,098)	694

Income from continuing operations	16,521	3,348	11,106	501
Income from discontinued operation, net	-	154	-	-
Net income	16,521	3,502	11,106	501

Earnings per share from continuing operations attributable to Pointer Telocation Ltd's shareholders:
Basic net earnings per share	2.07	0.43	1.38	0.06

Diluted net earnings per share	2.03	0.42	1.35	0.06

Weighted average -Basic number of shares	7,997,684	7,820,767	8,057,946	7,825,840

Weighted average – fully diluted number of shares	8,130,566	7,938,290	8,207,997	7,960,118

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POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,		Three months ended December 31,
	2017	2016	2017	2016
	Unaudited		Unaudited

Cash flows from operating activities:

Net income	16,521	3,502	11,106	501
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,924	3,258	782	582
Accrued interest and exchange rate changes of debenture and long-term loans	52	29	52	-
Accrued severance pay, net	93	20	(41)	(17)
Gain from sale of property and equipment, net	(113)	(232)	(28)	(27)
Stock-based compensation	380	320	81	115
Decrease (increase) in trade receivables, net	(1,616)	(3,489)	655	(59)
Decrease (increase) in other accounts receivable and prepaid expenses	(206)	(942)	363	(321)
Increase in inventories	(1,170)	(1,063)	(363)	(1,042)
Decrease (increase) in deferred income taxes	(8,018)	1,774	(9,114)	589
Decrease in long-term accounts receivable	165	99	161	126
Increase (decrease) in trade payables	(1,874)	3,346	(316)	1,127
Increase in other accounts payable and accrued expenses	2,562	2,455	362	887

Net cash provided by operating activities	9,700	9,077	3,700	2,461

Cash flows from investing activities:
Purchase of property and equipment	(3,033)	(4,129)	(1,046)	(391)
Purchase of other intangible assets	(233)	(115)	(233)	-
Proceeds from sale of property and equipment	114	648	28	24
Acquisition of subsidiary (a)	-	(8,531)	-	(8,531)

Net cash used in investing activities	(3,152)	(12,127)	(1,251)	(8,898)

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POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,		Three months ended December 31,
	2017	2016	2017	2016

Cash flows from financing activities:

Receipt of long-term loans from banks	-	6,777	-	(499)
Repayment of long-term loans from banks	(4,875)	(5,490)	(1,506)	(1,401)
Proceeds from issuance of shares and exercise of options, net of issuance costs	394	98	7	27
Distribution as a dividend in kind of previously consolidated subsidiary (b)	-	(1,870)	-	-
Short-term bank credit, net	(231)	716	74	644

Net cash provided (used) in financing activities	(4,712)	231	(1,425)	(1,229)

Effect of exchange rate on cash and cash equivalents	(527)	(462)	(653)	(334)

Increase (decrease) in cash and cash equivalents	1,309	(3,281)	371	(8,000)
Cash and cash equivalents at the beginning of the period	6,066	9,347	7,004	14,066

Cash and cash equivalents at the end of the period	7,375	6,066	7,375	6,066

(a) Acquisition of subsidiary:

Working capital (Cash and cash equivalent excluded)	-	(334)	-	(334)
Property and equipment	-	(1,239)	-	(1,239)
Intangible assets	-	(2,098)	-	(2,098)
Goodwill	-	(6,070)	-	(6,070)
Deferred taxes	-	714	-	714
Payables for acquisition of investments in subsidiaries	-	496	-	496

	-	(8,531)	-	(8,531)

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POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Year ended December 31,		Three months ended December 31,
		2017	2016	2017	2016
		Unaudited		Unaudited
(b)	Distribution as a dividend in kind of previously consolidated subsidiary:
	The subsidiaries' assets and liabilities at date of distribution:
	Working capital (excluding cash and cash equivalents)	-	(5,443)	-	-
	Property and equipment	-	7,048	-	-
	Goodwill and other intangible assets	-	15,883	-	-
	Other long term liabilities	-	(1,781)	-	-
	Non-controlling interest	-	373	-	-
	Accumulated other comprehensive loss	-	(213)	-	-
	Dividend in kind	-	(17,737)	-	-

		-	(1,870)	-	-

- - - - - - -

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POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

ADDITIONAL INFORMATION

U.S. dollars in thousands (except share and per share data)

The following table reconciles the GAAP to non-GAAP operating results:

	Year ended December 31,		Three months ended December 31,
	2017	2016	2017	2016

GAAP gross profit	40,168	31,777	9,989	8,864
Stock-based compensation expenses	3	6	1	1
Non-GAAP gross profit	40,171	31,783	9,990	8,865

GAAP operating income	10,309	6,248	2,316	1,621
Stock-based compensation expenses	380	320	81	115
Amortization of long lived assets	463	473	124	173
Other expenses of retirement costs	125	-	-	-
Acquisition related one-time costs	154	609	154	409
Non-GAAP operating income	11,431	7,650	2,675	2,318

GAAP net income from continuing operations	16,521	3,348	11,106	501
Stock-based compensation expenses	380	320	81	115
Amortization of long lived assets	463	473	124	173
Other expenses of retirement costs	125	-	-	-
Non cash tax expenses	(8,213)	1,723	(9,243)	572
Acquisition related one-time costs	154	609	154	409
Non-GAAP net income from continuing operations	9,430	6,473	2,222	1,770

Income from discontinued operation	-	154	-	-
Non cash tax expenses	-	249	-	-
Spin-off related expenses and losses	-	349	-	-
Amortization of long lived assets	-	67	-	-
Non-GAAP net income	9,430	7,292	2,222	1,770

GAAP net income per share from continuing operations - Diluted	2.03	0.42	1.35	0.06

Adjustments to GAAP net income (as detailed above) - Diluted	(0.8)	0.40	(1.08)	0.16

Non-GAAP net income per share from continuing operations - Diluted	1.16	0.82	0.27	0.22

Non-GAAP weighted average number of shares - Diluted*	8,130,566	7,938,290	8,207,997	7,960,118

* In calculating diluted non-GAAP net income per share, the diluted weighted average number of shares outstanding excludes the effects of stock-based compensation expenses in accordance with FASB ASC 718.

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POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

EBITDA

U.S. dollars in thousands

	Year ended December 31		Three months ended December 30,
	2017	2016	2017	2016

GAAP Net income from continuing operations as reported:	16,521	3,348	11,106	501

Financial expenses, net	1,004	1,046	296	422
Tax on income	(7,221)	1,845	(9,098)	694
Depreciation and amortization of intangible assets	2,924	2,590	782	582

EBITDA from continuing operations	13,228	8,829	3,086	2,199

Income from discontinued operation	-	154	-	-
Financial expenses , net	-	47	-	-
Tax on income	-	249	-	-
Depreciation and amortization of intangible assets	-	668	-	-

EBITDA	13,228	9,947	3,086	2,199

- - - - - -

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